SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMPYREAN COMMUNICATIONS, INC.

(Name of Issuer)

PREFERRED AND COMMON STOCK

(Title of Class of Securities)

.......................................................................

29245C206

(CUSIP Number)

AEGIS CAPITAL CORP.

C/O Anthony Fanale

2537 S. Gessner Road

Houston, Texas 77063

(713) 260-7236

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

January 23, 2002

(1) Names of Reporting Persons: AEGIS CAPITAL CORP.

I. R. S. Identification Nos. of Above Persons: U.S.TIN: 81-0547371

(2) Check the Appropriate Box if a Member of a Group:

(a) Not applicable

(b) Not applicable

(3) SEC Use Only ..................................

(4) Source of Funds: OO - exchange of shares

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e): N/A

(6) Citizenship or Place of Organization: U.S. - Houston, Texas

Number of (7) Sole Voting Power: 10,000,000 Preferred Shares

Shares 10,000,000 Common Shares

Beneficially (8) Shared Voting Power: None

Owned by

Each (9) Sole Dispositive Power: 20,000,000 Shares

Reporting

Person (10) Shared Dispositive Power: None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000 Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable

(13) Percent of Class Represented by Amount in Row (11): %

(14) Type of Reporting Person: OO - U.S. Business Organization

Item 1. Security and Issuer.

The reporting person has acquired 20,000,000 shares of Empyrean

Communications, Inc. in exchange for 100% stock ownership of two fiber related businesses. In addition, the purchase transaction included the reporting person receiving from Empyrean Communications a one-year Corporate Debenture Instrument, convertible to 3,000,000 shares of Empyrean Communication Inc.'s Preferred Stock.

Item 2. Identity and Background.

(a) Name: Aegis Capital Corp., is a U.S. Business Organization.

(b) Business address: 2537 Gessner Road, Suite 114, Houston, Texas 77063

(c) Principal business: Investment and Management

(d) During the last five years, neither the reporting person nor any director or officer thereof, has been convicted in a criminal proceeding.

(e) During the last five years, neither the reporting person nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship: The reporting person is a U.S. business organization.

  Additional information: At the date of this report, the reporting person has 400,000 shares of stock outstanding, issued to its President, Anthony Fanale.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired as a result of a stock exchange for 100% ownership of two Fiber related Companies as per an agreement dated January 23, 2002, between the two parties.

Item 4. Purpose of Transaction.

The primary purpose of the transaction is Investment and Management Consultation, and the reporting person does not expect to materially change the business of the issuer.

Item 5. Interest in Securities of the Issuer.

(a) The shares acquired by the reporting person as a result of this transaction represent 59.88 % of the common and preferred shares of the issuer now outstanding, as disclosed in the issuer's report on Form 8-K as filed with the U.S. Securities and Exchange Commission.

(b) The reporting person has the sole power to vote and the sole power to dispose of the shares.

(c) The reporting person has not entered into any other transactions in the issuer's common stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person does not have or know of any other contracts, arrangements, understandings or relationships (legal or otherwise) with or among any person with reference to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Aegis Capital Corp.

By:  /s/ Anthony Fanale

ANTHONY FANALE, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).